UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Health Cost IQ Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 16, 2023

Physical address of issuer
1820 East Ray Road, Suite A201 , Chandler, AZ 85225

Website of issuer
https://www.healthcostiq.com/

Current number of employees
5

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$ 301,697	$ 326,508
Cash & Cash Equivalents	$ 16,744	$ 49,197
Accounts Receivable	$ 8,592	$ 0
Short-term Debt	$ 599,269	$ 213,438
Long-term Debt	$ 603,639	$ 735,102
Revenues/Sales	$ 564,228	$ 670,034
Cost of Goods Sold	$ 224,137	$ 393,260
Taxes Paid(1)	$ 0	$ 0
Net Income	$ (164,917)	$ (84,594)

(1) Excludes payroll taxes

April 25, 2023

FORM C-AR

Health Cost IQ Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Health Cost IQ Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.healthcostiq.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Health Cost IQ Inc. (the "Company") is a Delaware Corporation, formed on February 28, 2018. The Company was formerly known as Health Cost IQ LLC.

The Company is located at 1820 East Ray Road, Suite A201 , Chandler, AZ 85225.

The Company's website is https://www.healthcostiq.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Health Cost IQ is a SaaS ecosystem that helps minimize excessive healthcare spending through a methodology that identifies avoidable risk factors present in medically insured populations, analyzes the risks, and provides clear solutions to help clients minimize those risks, thus reducing unnecessary costs and saving organizations money. Starting with the predictive algorithms embedded in our flagship Health Data IQ platform, employers, health plans, and other fiduciaries can now gain peace of mind in key operational areas, including future cost and risk modeling, cost management, population health, and more.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company will need to raise additional capital.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds . There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not

otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its managers, executive officers and key employees.

In particular, we are dependent on Jude Odu, our Founder and Chief Executive Officer. The Company may enter into an employment agreement with Mr. Odu in the future, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mr. Odu, or any other key employee could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel, including Jude Odu, in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure

of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business in ways we cannot predict. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our data transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The health care industry is subject to changing political, economic and regulatory influences.
For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009) (collectively, "HIPAA") continues to have a direct impact on the health care industry by requiring national provider identifiers and standardized transactions/code sets, operating rules and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of health care organizations.

The Patient Protection and Affordable Care Act, which was amended by the Health Care and Education Reconciliation Act of 2010, became law in 2010. This comprehensive health care reform legislation included provisions to control health care costs, improve health care quality, and expand access to affordable health insurance. Together with ongoing statutory and budgetary policy developments at a federal level, this health care reform legislation could include changes in Medicare and Medicaid payment policies and other health care delivery administrative reforms that could potentially negatively impact our business and the business of our clients. Because not all the administrative rules implementing health care reform under the legislation have been finalized, and because of ongoing federal fiscal budgetary pressures yet to be resolved for federal health programs, the full impact of the health care reform legislation and of further statutory actions to reform healthcare payment on our business is unknown, but there can be no assurances that health care reform legislation will not adversely impact either our operational results or the manner in which we operate our business. Health care industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

We and our customers are subject to laws and regulations regarding the security and privacy of patient information.
Federal, state, local and foreign laws regulate the confidentiality of patient records and the circumstances under which those records may be used and released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security and privacy measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions to ensure the integrity, security and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include health care organizations such as our clients, our employer clinic business model and our claims processing, transmission and submission services, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the HITECH provisions of ARRA, and associated regulatory requirements, extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we were in most instances already contractually required to ensure compliance with the HIPAA regulations as they pertain to handling of covered

client data. However, the extension of these HIPAA obligations to business associates by law has created additional liability risks related to the privacy and security of individually identifiable health information.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Securities are not freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow

Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Units consistent with the majority of the Series B Preferred Unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment.

Risks Associated with Defaults by Banking Institutions.

The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with Silicon Valley Bank or Signature Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. The Company currently does have cash deposits with a financial institution in excess of the insured FDIC limit. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Health Cost IQ is a SaaS ecosystem that helps minimize excessive healthcare spending through a methodology that identifies avoidable risk factors present in medically insured populations, analyzes the risks, and provides clear solutions to help clients minimize those risks, thus reducing unnecessary costs and saving organizations money. Starting with the predictive algorithms embedded in our flagship Health Data IQ platform, employers, health plans, and other fiduciaries can now gain peace of mind in key operational areas, including future cost and risk modeling, cost management, population health, and more.

Business Plan

Unless we are able to raise capital in the near future, we do not expect to achieve profitability in the next 12 months. At the moment, we intend to focus on increasing sales, growing the company aggressively and dominating our market.

History of the Business

The Company was originally formed as an Arizona limited liability company on February 28, 2018. The Company converted to a Delaware corporation on March 16, 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Health Cost IQ	B2B SaaS Platform	Medical Management Companies, Public School District Consortiums, Professional Employer Organizations (PEOs), Self-funded, Self-insured Employers, General Underwriters and Stop-loss Carriers, Payers, TPAs and Insurers, Accountable Care Organizations (ACOs), Hospitals, Health Systems and Providers

Competition

The Company's primary competitors are Health Catalyst (an analytics software provider), Deerwalk (a population health management vendor), and Benefit Science Technologies (a population health management vendor). .

The markets in which our products and services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known competitors. Product quality, performance and value are important differentiating factors.

Supply Chain and Customer Base

Health Cost IQ's main vendors are Amazon Web Services (AWS), Microsoft Azure, and Johns Hopkins University. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Our customers tend to be self-funded, self-insured employers and organizations. They typically operate as a consortium of self-funded entities, such as professional employer organizations or public-school consortiums.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6077447	Predict. Interpret. Act.	Service Mark	March 6, 2018	June 16, 2020	United States
5658304	Health Cost IQ	Service Mark	July 11, 2018	January 15, 2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1820 East Ray Road, Suite A201 , Chandler, AZ 85225

The Company has the following additional addresses: None

The Company is headquartered and conducts business in Arizona and sells products and services through the internet throughout the United States.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jude Odu	Founder, CEO, Chief Product Officer, President, Secretary and Treasurer; Sole Director	Founder, CEO, Chief Product Officer & Director, Health Cost IQ February 18 to present Responsible for the day to day running of the company, product roadmap, product development, research, and other administrative duties.	George Washington University (M.S. Health Science, 2007) Ursuline College (B.A. Health Care Administration, 2005)
Holly Paulk	Executive VP, COO	Executive VP of Operations, Health Cost IQ, July 2018 to Present Responsible for providing other HCQ business units and team members with technical and administrative support, including the acquisition, cleansing, loading, analysis, and interpretation of claims, pharmacy, and other datasets. Manages schedules and deadlines of projects for clients that are assigned to all employees. Ensures that all	Northwestern State University (B.S., Business Administration and Computer Information Systems, 2006)

		employees are aware of and have visibility of those timelines in Project Management Application. Collects, maps, analyzes, interprets, and summarizes client data files in preparation for generation of statistical and analytical dashboards and reports for clients. Works on team and individual projects in developing, debugging and quality assurance (QA) of analytical solutions involving medical claims, pharmacy, and member enrollment data presented through dashboards for use by clients. Utilizes SQL Server to create and maintain databases, along with importing large data files and query, analyze and interpret healthcare datasets as appropriate.	
Janaki Mahapatra	Chief Technology Officer	CTO Health Cost IQ, March 2022 to Present Manages the company's technology operations, including, but not limited to, cloud infrastructure. Prior work Sr. Web Developer IS&T Consulting Group, LLC Mar 2018 – Mar 2022	Utkal University, India, BS in Computer Science

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Arizona.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Capitalization disclosure is as of the date hereof, unless otherwise indicated below. The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,304,090
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Security.
Percentage Ownership of the Company:	84.1%*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	1,000,000 shares of Common Stock Reserved for Issuance Under 2023 Incentive Stock Plan
Options/Awards Outstanding	0
Amount Remaining Under Plan	1,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue awards which may dilute the Security.
Percentage Ownership of the Company:	15.86%*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes

1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	CrowdSAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	$54,076
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities were issued in the Crowdfunding Offering.
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the SAFE would dilute ownership by the investors who purchased the CrowdSAFE
Other material terms	See footnotes to financial statements
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	Convertible Note (2023 Note)
Maximum Principal Amount	$500,000
Amount outstanding at 3/31/2023	$348,434
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the Note would dilute ownership by the investors who purchased the CrowdSAFE. Loan is senior to CrowdSAFE
Other Material Terms	50% discount; Qualified Financing trigger of $2M; 2x repayment or principal upon Change in Control
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$20,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the SAFE would dilute ownership by the investors who purchased the CrowdSAFE
Other material terms	See footnotes to financial statements
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

The Company has the following debt outstanding:

Debt Instrument Name	Principal Amount/Current Portion	Interest Rate	Loan Fee	Total Indebtedness (At 12/31/2022)	Describe any collateral or security	Maturity Date
Revolving Credit Agreement- Fundbox	$ 48,673	14.00%	N/A	$ 48,673	Any and all accounts, accounts receivable, chattel paper, contract rights, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, securities, deposit accounts, investment property and all other property of whatever nature and kind, wherever located, in which the Borrower now or hereafter has any right or interest and in any and all cash and non-cash proceeds (including rental proceeds, insurance proceeds, accounts and chattel paper arising out of or related to the sale, use, rental or other disposition thereof) of and to all of the foregoing	2023
PayPal Loan Builder	$ 150,000	0.00%	$ 25,061	$ 148,782	All of the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory.	9/26/2023
OnDeck Business Loan	$ 56,381		$ 20,772	$ 56,382	(i) any and all amounts owing to Borrower now or in the future from any merchant processor(s) processing charges made by customers of Borrower via credit card or debit card transactions; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c)	2024

| | | | | | equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including health-care insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code | |
| SBA EIDL Loan | $ 150,000 | 3.75% | | $ 155,625 | All tangible and intangible personal property of the Company. | 5/24/2050 |

Type of debt	Promissory Note
Name of creditor	Lawrence Lubbers
Amount outstanding	$25,000.00
Interest rate and payment schedule	1.50% in year one, 3.00% in year two.
Amortization schedule	
Describe any collateral or security	None
Maturity date	September 30, 2021
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$32,752.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 20, 2023
Other material terms	Payout for amount listed above to be made on or prior to Maturity Date listed above. Promissory Note is no longer convertible into capital stock of the Company.

The total principal amount of all (current and long term) outstanding debt of the company as of March 31, 2023 is $306,514.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$500,000.00	Operations, debt payoff	March 21, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$150,000.00	Development and working capital	May 25, 2021	Section 4(a)(2)
Common Stock	5,304,090	$0.00	N/A (shares issued upon conversion from LLC)	March 16, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	77	$54,076.00	Intermediary fees, new hires, product development, and working capital	July 12, 2021	Regulation CF
Convertible Notes	4	$185,000.00	Operating	December 12, 2019	Section 4(a)(2)
Notes/Bonds	1	$25,000.00	Working capital	September 30, 2019	Section 4(a)(2)

Ownership

The Company is primarily owned by Jude Odu. The Company has authorized an equity compensation plan but has not made any award under that plan at this time. Capitalization numbers exclude conversion of any promissory notes, SAFEs but include all shares reserved for issuance under its equity compensation plan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Total Number of Shares Owned	Percentage Owned
Jude Odu	4,500,000	71.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$31,822.00	$0.00	$0.00

Operations

On or about January 1, 2023 the holders of $155,000 principal amount of the Company's outstanding convertible promissory notes originally issued in 2019 agreed to convert that principal amount plus accrued interest into membership interests of the Company. The Company will repay the remaining $32,752 due under the remaining convertible promissory note issued in 2019 on or before May 20, 2023. The Company converted from an Arizona limited liability company to a corporation organized under the laws of Delaware on March 16, 2023. The Company completed a new convertible bridge round financing of $500,000 on March 21, 2023.

We anticipate that we should have enough liquidity to execute our business plan for 6 months. and intend to pursue additional financing in the second quarter of 2023. If we can secure additional funds and complete our related business objectives, we hope to reach profitability by Q3, 2023 by executing on our Go To Market strategy which includes building a national sales and marketing team to take our product nationwide, maintaining our competitive advantages by bringing in new product developers, and continuing to maintain lean operations.

Liquidity and Capital Resources

On May 1, 2023, the Company closed its offering pursuant to Regulation CF and raised $54,076.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

On March 21, we closed on a $500,000 convertible note financing with Jumpstart Nova, a Nashville, TN-based health technology fund. We also have existing loans/lines of credit with Fundbox, Paypal Loan Builder, OneDeck and SBA.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has the following transactions with related persons:

We paid our management team salaries during 2022 and expect to pay them salaries during 2023 the following amounts:

Name	2023 Salary	2022 Salary
Jude Odu	$120,000	$120,000
Holly Paulk	$110,000	$100,000
Janaki Mahapatra	$90,000	$75,000

Loans

Related Person/Entity	Lawrence Lubbers
Relationship to the Company	Prior Co-Founder and Prior Chief Strategy Officer
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Jude Odu
_____
(Name)

Founder and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Jude Odu
_____
(Name)

Founder and Chief Executive Officer
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Health Cost IQ Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 16, 2023

Physical address of issuer

1820 East Ray Road, Suite A201 , Chandler, AZ 85225

Website of issuer

https://www.healthcostiq.com/

Current number of employees

5

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$ 301,697	$ 326,508
Cash & Cash Equivalents	$ 16,744	$ 49,197
Accounts Receivable	$ 8,592	$ 0
Short-term Debt	$ 599,269	$ 213,438
Long-term Debt	$ 603,639	$ 735,102
Revenues/Sales	$ 564,228	$ 670,034
Cost of Goods Sold	$ 224,137	$ 393,260
Taxes Paid(1)	$ 0	$ 0
Net Income	$ (164,917)	$ (84,594)

(1) Excludes payroll taxes

April 25, 2023

FORM C-AR

Health Cost IQ Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Health Cost IQ Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.healthcostiq.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Health Cost IQ Inc. (the "Company") is a Delaware Corporation, formed on February 28, 2018. The Company was formerly known as Health Cost IQ LLC.

The Company is located at 1820 East Ray Road, Suite A201, Chandler, AZ 85225.

The Company's website is https://www.healthcostiq.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Health Cost IQ is a SaaS ecosystem that helps minimize excessive healthcare spending through a methodology that identifies avoidable risk factors present in medically insured populations, analyzes the risks, and provides clear solutions to help clients minimize those risks, thus reducing unnecessary costs and saving organizations money. Starting with the predictive algorithms embedded in our flagship Health Data IQ platform, employers, health plans, and other fiduciaries can now gain peace of mind in key operational areas, including future cost and risk modeling, cost management, population health, and more.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company will need to raise additional capital.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not

otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its managers, executive officers and key employees.

In particular, we are dependent on Jude Odu, our Founder and Chief Executive Officer. The Company may enter into an employment agreement with Mr. Odu in the future, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mr. Odu, or any other key employee could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel, including Jude Odu, in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure

of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business in ways we cannot predict. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our data transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The health care industry is subject to changing political, economic and regulatory influences.
For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009) (collectively, "HIPAA") continues to have a direct impact on the health care industry by requiring national provider identifiers and standardized transactions/code sets, operating rules and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of health care organizations.

The Patient Protection and Affordable Care Act, which was amended by the Health Care and Education Reconciliation Act of 2010, became law in 2010. This comprehensive health care reform legislation included provisions to control health care costs, improve health care quality, and expand access to affordable health insurance. Together with ongoing statutory and budgetary policy developments at a federal level, this health care reform legislation could include changes in Medicare and Medicaid payment policies and other health care delivery administrative reforms that could potentially negatively impact our business and the business of our clients. Because not all the administrative rules implementing health care reform under the legislation have been finalized, and because of ongoing federal fiscal budgetary pressures yet to be resolved for federal health programs, the full impact of the health care reform legislation and of further statutory actions to reform healthcare payment on our business is unknown, but there can be no assurances that health care reform legislation will not adversely impact either our operational results or the manner in which we operate our business. Health care industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

We and our customers are subject to laws and regulations regarding the security and privacy of patient information.
Federal, state, local and foreign laws regulate the confidentiality of patient records and the circumstances under which those records may be used and released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security and privacy measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions to ensure the integrity, security and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include health care organizations such as our clients, our employer clinic business model and our claims processing, transmission and submission services, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the HITECH provisions of ARRA, and associated regulatory requirements, extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we were in most instances already contractually required to ensure compliance with the HIPAA regulations as they pertain to handling of covered

client data. However, the extension of these HIPAA obligations to business associates by law has created additional liability risks related to the privacy and security of individually identifiable health information.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Securities are not freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow

Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Units consistent with the majority of the Series B Preferred Unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment.

Risks Associated with Defaults by Banking Institutions.

The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with Silicon Valley Bank or Signature Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. The Company currently does have cash deposits with a financial institution in excess of the insured FDIC limit. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Health Cost IQ is a SaaS ecosystem that helps minimize excessive healthcare spending through a methodology that identifies avoidable risk factors present in medically insured populations, analyzes the risks, and provides clear solutions to help clients minimize those risks, thus reducing unnecessary costs and saving organizations money. Starting with the predictive algorithms embedded in our flagship Health Data IQ platform, employers, health plans, and other fiduciaries can now gain peace of mind in key operational areas, including future cost and risk modeling, cost management, population health, and more.

Business Plan

Unless we are able to raise capital in the near future, we do not expect to achieve profitability in the next 12 months. At the moment, we intend to focus on increasing sales, growing the company aggressively and dominating our market.

History of the Business

The Company was originally formed as an Arizona limited liability company on February 28, 2018. The Company converted to a Delaware corporation on March 16, 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Health Cost IQ	B2B SaaS Platform	Medical Management Companies, Public School District Consortiums, Professional Employer Organizations (PEOs), Self-funded, Self-insured Employers, General Underwriters and Stop-loss Carriers, Payers, TPAs and Insurers, Accountable Care Organizations (ACOs), Hospitals, Health Systems and Providers

Competition

The Company's primary competitors are Health Catalyst (an analytics software provider), Deerwalk (a population health management vendor), and Benefit Science Technologies (a population health management vendor). .

The markets in which our products and services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known competitors. Product quality, performance and value are important differentiating factors.

Supply Chain and Customer Base

Health Cost IQ's main vendors are Amazon Web Services (AWS), Microsoft Azure, and Johns Hopkins University. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Our customers tend to be self-funded, self-insured employers and organizations. They typically operate as a consortium of self-funded entities, such as professional employer organizations or public-school consortiums.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6077447	Predict. Interpret. Act.	Service Mark	March 6, 2018	June 16, 2020	United States
5658304	Health Cost IQ	Service Mark	July 11, 2018	January 15, 2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1820 East Ray Road, Suite A201 , Chandler, AZ 85225

The Company has the following additional addresses: None

The Company is headquartered and conducts business in Arizona and sells products and services through the internet throughout the United States.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jude Odu	Founder, CEO, Chief Product Officer, President, Secretary and Treasurer; Sole Director	Founder, CEO, Chief Product Officer & Director, Health Cost IQ February 18 to present Responsible for the day to day running of the company, product roadmap, product development, research, and other administrative duties.	George Washington University (M.S. Health Science, 2007) Ursuline College (B.A. Health Care Administration, 2005)
Holly Paulk	Executive VP, COO	Executive VP of Operations, Health Cost IQ, July 2018 to Present Responsible for providing other HCQ business units and team members with technical and administrative support, including the acquisition, cleansing, loading, analysis, and interpretation of claims, pharmacy, and other datasets. Manages schedules and deadlines of projects for clients that are assigned to all employees. Ensures that all	Northwestern State University (B.S., Business Administration and Computer Information Systems, 2006)

		employees are aware of and have visibility of those timelines in Project Management Application. Collects, maps, analyzes, interprets, and summarizes client data files in preparation for generation of statistical and analytical dashboards and reports for clients. Works on team and individual projects in developing, debugging and quality assurance (QA) of analytical solutions involving medical claims, pharmacy, and member enrollment data presented through dashboards for use by clients. Utilizes SQL Server to create and maintain databases, along with importing large data files and query, analyze and interpret healthcare datasets as appropriate.	
Janaki Mahapatra	Chief Technology Officer	CTO Health Cost IQ, March 2022 to Present Manages the company's technology operations, including, but not limited to, cloud infrastructure. Prior work Sr. Web Developer IS&T Consulting Group, LLC Mar 2018 – Mar 2022	Utkal University, India, BS in Computer Science

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Arizona.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Capitalization disclosure is as of the date hereof, unless otherwise indicated below. The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,304,090
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Security.
Percentage Ownership of the Company:	84.1%*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	1,000,000 shares of Common Stock Reserved for Issuance Under 2023 Incentive Stock Plan
Options/Awards Outstanding	0
Amount Remaining Under Plan	1,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue awards which may dilute the Security.
Percentage Ownership of the Company:	15.86%*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes

1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	CrowdSAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	$54,076
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities were issued in the Crowdfunding Offering.
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the SAFE would dilute ownership by the investors who purchased the CrowdSAFE
Other material terms	See footnotes to financial statements
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	Convertible Note (2023 Note)
Maximum Principal Amount	$500,000
Amount outstanding at 3/31/2023	$348,434
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the Note would dilute ownership by the investors who purchased the CrowdSAFE. Loan is senior to CrowdSAFE
Other Material Terms	50% discount; Qualified Financing trigger of $2M; 2x repayment or principal upon Change in Control
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$20,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the SAFE would dilute ownership by the investors who purchased the CrowdSAFE
Other material terms	See footnotes to financial statements
Percentage Ownership of the Company:	undetermined*

* Excludes shares issuable upon conversion of any SAFEs or any outstanding principal or unpaid accrued interest on the 2023 Notes because these instruments are not convertible into equity of the Company at this time and may never convert into equity securities in the Company. Includes 1,000,000 shares reserved for issuance under the 2023 incentive compensation plan – no options are outstanding under this plan.

The Company has the following debt outstanding:

Debt Instrument Name	Principal Amount/Current Portion	Interest Rate	Loan Fee	Total Indebtedness (At 12/31/2022)	Describe any collateral or security	Maturity Date
Revolving Credit Agreement- Fundbox	$ 48,673	14.00%	N/A	$ 48,673	Any and all accounts, accounts receivable, chattel paper, contract rights, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, securities, deposit accounts, investment property and all other property of whatever nature and kind, wherever located, in which the Borrower now or hereafter has any right or interest and in any and all cash and non-cash proceeds (including rental proceeds, insurance proceeds, accounts and chattel paper arising out of or related to the sale, use, rental or other disposition thereof) of and to all of the foregoing	2023
PayPal Loan Builder	$ 150,000	0.00%	$ 25,061	$ 148,782	All of the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory.	9/26/2023
OnDeck Business Loan	$ 56,381		$ 20,772	$ 56,382	(i) any and all amounts owing to Borrower now or in the future from any merchant processor(s) processing charges made by customers of Borrower via credit card or debit card transactions; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c)	2024

					equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including health-care insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code	
SBA EIDL Loan	$ 150,000	3.75%		$ 155,625	All tangible and intangible personal property of the Company.	5/24/2050

Type of debt	Promissory Note
Name of creditor	Lawrence Lubbers
Amount outstanding	$25,000.00
Interest rate and payment schedule	1.50% in year one, 3.00% in year two.
Amortization schedule	
Describe any collateral or security	None
Maturity date	September 30, 2021
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$32,752.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 20, 2023
Other material terms	Payout for amount listed above to be made on or prior to Maturity Date listed above. Promissory Note is no longer convertible into capital stock of the Company.

The total principal amount of all (current and long term) outstanding debt of the company as of March 31, 2023 is $306,514.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$500,000.00	Operations, debt payoff	March 21, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$150,000.00	Development and working capital	May 25, 2021	Section 4(a)(2)
Common Stock	5,304,090	$0.00	N/A (shares issued upon conversion from LLC)	March 16, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	77	$54,076.00	Intermediary fees, new hires, product development, and working capital	July 12, 2021	Regulation CF
Convertible Notes	4	$185,000.00	Operating	December 12, 2019	Section 4(a)(2)
Notes/Bonds	1	$25,000.00	Working capital	September 30, 2019	Section 4(a)(2)

Ownership

The Company is primarily owned by Jude Odu. The Company has authorized an equity compensation plan but has not made any award under that plan at this time. Capitalization numbers exclude conversion of any promissory notes, SAFEs but include all shares reserved for issuance under its equity compensation plan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Total Number of Shares Owned	Percentage Owned
Jude Odu	4,500,000	71.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$31,822.00	$0.00	$0.00

Operations

On or about January 1, 2023 the holders of $155,000 principal amount of the Company's outstanding convertible promissory notes originally issued in 2019 agreed to convert that principal amount plus accrued interest into membership interests of the Company. The Company will repay the remaining $32,752 due under the remaining convertible promissory note issued in 2019 on or before May 20, 2023. The Company converted from an Arizona limited liability company to a corporation organized under the laws of Delaware on March 16, 2023. The Company completed a new convertible bridge round financing of $500,000 on March 21, 2023.

We anticipate that we should have enough liquidity to execute our business plan for 6 months. and intend to pursue additional financing in the second quarter of 2023. If we can secure additional funds and complete our related business objectives, we hope to reach profitability by Q3, 2023 by executing on our Go To Market strategy which includes building a national sales and marketing team to take our product nationwide, maintaining our competitive advantages by bringing in new product developers, and continuing to maintain lean operations.

Liquidity and Capital Resources

On May 1, 2023, the Company closed its offering pursuant to Regulation CF and raised $54,076.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

On March 21, we closed on a $500,000 convertible note financing with Jumpstart Nova, a Nashville, TN-based health technology fund. We also have existing loans/lines of credit with Fundbox, Paypal Loan Builder, OneDeck and SBA.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has the following transactions with related persons:

We paid our management team salaries during 2022 and expect to pay them salaries during 2023 the following amounts:

Name	2023 Salary	2022 Salary
Jude Odu	$120,000	$120,000
Holly Paulk	$110,000	$100,000

Janaki Mahapatra	$90,000	$75,000

Loans

Related Person/Entity	Lawrence Lubbers
Relationship to the Company	Prior Co-Founder and Prior Chief Strategy Officer
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Jude Odu
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Jude Odu
(Name)

Founder and Chief Executive Officer
(Title)

April 27, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

I, Jude Odu, the Chief Executive Officer of Health Cost IQ, LLC, hereby certify that the financial statements of Health Cost IQ, LLC, and notes thereto for the periods ending December 31, 2022 and December 31, 2021, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total loss of $-164,917; taxable income of -$-164,917 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 25, 2023__ (Date of Execution).

_____ (Signature)

___Founder and CEO_____ (Title)

_____April 25, 2023_____ (Date)

HEALTH COST IQ, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

HEALTH COST IQ LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	16,744	$	49,197
Acccounts Receivable, net		8,592		-
Advance Payment		250,000		250,000
Prepaids and Other Current Assets		-		-
Total Current Assets		275,336		299,197
Property and Equipment, net		14,305		13,747
Intangible Assets		12,056		13,563
Total Assets	$	301,697	$	326,508
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	8,494	$	7,477
Current Portion of Loans and Notes		380,504		180,961
Current Portion of Convertible Note		210,000		25,000
Other Current Liabilities		271		-
Total Current Liabilities		599,269		213,438
Promissory Notes and Loans		150,000		149,269
Simple Agreement for Future Equity (SAFEs)		400,833		400,833
Crowd Simple Agreement for Future Equity (SAFEs)		52,806		-
Convertible Note		-		185,000
Total Liabilities		1,202,907		948,541
MEMBERS' EQUITY				
Members Equity		(362,802)		(248,541)
Retained Earnings/(Accumulated Deficit)		(538,409)		(373,492)
Total Members' Equity		(901,211)		(622,033)
Total Liabilities and Members' Equity	$	301,697	$	326,508

See accompanying notes to financial statements.

HEALTH COST IQ LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 564,228	$ 670,034
Cost of Goods Sold	224,137	393,260
Gross profit	340,091	276,774
Operating expenses		
General and Administrative	421,609	460,443
Sales and Marketing	12,395	13,080
Total operating expenses	434,004	473,523
Operating Income/(Loss)	(93,913)	(196,749)
Interest Expense	68,814	29,895
Other Loss/(Income)	2,189	(142,050)
Income/(Loss) before provision for income taxes	(164,917)	(84,594)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (164,917)**	**$ (84,594)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ **(438,439)**
Capital Distribution	(99,000)
Net income/(loss)	(84,594)
Balance—December 31, 2021	$ **(622,033)**
Capital Distribution	(114,261)
Net income/(loss)	(164,917)
Balance—December 31, 2022	$ **(901,211)**

See accompanying notes to financial statements.

HEALTH COST IQ LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(164,917)	$	(84,594)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		4,435		3,437
Amortization of Intangibles		1,507		1,507
Change in Fair Value of SAFEs		4,062		30,833
Changes in operating assets and liabilities:				
Acccounts receivable, net		(8,592)		7,889
Advance Payment		-		(250,000)
Prepaids and Other Current Assets		-		9,094
Credit Cards		1,017		(6,123)
Other Current Liabilities		271		-
Net cash provided/(used) by operating activities		**(162,216)**		**(287,957)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,993)		(17,184)
Purchases of Intangible Assets		-		(14,292)
Net cash provided/(used) in investing activities		**(4,993)**		**(31,476)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(114,261)		(99,000)
Promissory Notes and Loans, net		200,273		10,206
Borrowing on Convertible Notes		-		-
Borrowing on SAFEs		-		370,000
Crowd Simple Agreement for Future Equity (SAFEs)		48,744		
Net cash provided/(used) by financing activities		**134,756**		**281,206**
Change in Cash		(32,453)		(38,227)
Cash—beginning of year		49,197		87,424
Cash—end of year	$	**16,744**	$	**49,197**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	68,814	$	29,895
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Health Cost IQ LLC was formed on February 28, 2018, in the state of Arizona. The financial statements of Health Cost IQ LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

Health Cost IQ's HIPAA-compliant, SOC 2 audited enterprise SaaS platform uses proprietary smart algorithms to tackle the high cost of care for employers and helps them save millions by eliminating costly inefficiencies and redundant care, identifying potential fraud and abuse, and putting an end to wasteful health spending that occurs within most employer health plans, significantly lowering inherent risk and health costs in the process. We are a healthcare software innovator with a mission to help employers, health plans, and other risk-holding fiduciaries identify and address the causes and sources of their ever-increasing healthcare costs.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture & Fixtures	5 years
Office Renovation	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its SaaS platform designed from the ground up to help employers save significant amounts of money on their health plans. In addition, we utilize our trademarked, three-step PIA® methodology to deliver better cost management and ultimately produce significant cost savings for our clients.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $12,395 and $13,080, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities	271	-
Total Other Current Liabilities	$ 271	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 4,977	$ 3,684
Furniture & Fixtures	13,500	13,500
Office Renovation	3,700	-
Property and Equipment, at Cost	22,177	17,184
Accumulated depreciation	(7,872)	(3,437)
Property and Equipment, Net	$ 14,305	$ 13,747

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $4,435 and $3,437, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Software Development Costs	$ 15,070	$ 15,070
Intangible assets, at cost	**15,070**	**15,070**
Accumulated amortization	(3,014)	(1,507)
Intangible assets, Net	**$ 12,056**	**$ 13,563**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,507 and $1,507, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (1,507)
2024	(1,507)
2025	(1,507)
2026	(1,507)
Thereafter	(6,028)
Total	**$ (12,056)**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Jude Odu	90.0%
Lawrence Lubbers	10.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | Total |
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Indebtedness
Capchase Loan	$ 78,853	10.00%		2022	12 months from draw	$ 7,885	7,885	$ 78,853 $	-	$ 86,739	$ -	$ -	$ -	$ -	$ -
Revolving Credit Agreement - Fundbox		14.00%		2022	2023	$ -	-	$ 48,673 $	-	$ 48,673	$ -	$ -	$ 5,748 $	-	$ 5,748
Loan Builder	$ 150,000	0.00%	$ 25,061	9/26/2022	9/26/2023	$ -	-	$ 148,782 $	-	$ 148,782	$ -	$ -	$ 83,960		$ 83,960
OnDeck Business Loan	$ 56,381		$ 20,772	2022	2024	$ -	-	$ 56,382 $	-	$ 56,382	$ -	$ -	$ -	$ -	$ -
SBA EIDL Loan	$ 150,000	3.75%		5/24/2020	5/24/2050	$ 5,625	5,625.00	$ - $	150,000	$ 155,625	$ 5,625	$ 9,031 $	-	$ 149,269	$ 158,300
Business Line of Credit	$ 47,814	1.19%		11/29/2021	11/29/2022	$ -	-	$ 47,814 $	-	$ 47,814	$ -	$ -	$ 41,211 $	-	$ 41,211
PPP loan - paid off						$ -	-	$ - $	-	$ -	$ -	$ -	$ 2,043 $	-	$ 2,043
Liberty Funding - paid off						$ -	-	$ - $	-	$ -	$ -	$ -	$ 48,000		$ 48,000
Total						$ 13,510	13,510	$ 380,504 $	150,000	$ 544,014	$ -	$ 9,031 $	180,961	$ 149,269	$ 339,261

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 380,504
2024	15,000
2025	15,000
2026	15,000
2027	15,000
Thereafter	90,000
Total	$ 530,504

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I -II	$ 370,000	Fiscal Year 2021	$ 4,000,000	0%	$ 370,000	$ 370,000
Change in Fair Value of SAFEs					$ 30,833	$ 30,833
Total SAFE(s)	$ 370,000				$ 400,833	$ 400,833

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

CROWD SAFE(s)

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Crowd SAFEs	$ 48,744	Fiscal Year 2022	$ 10,000,000	10%	$ 48,744	$ -
Change in Fair Value of SAFEs					$ 4,062	$ -
Total SAFE(s)	$ 48,744				$ 52,806	$ -

If an Equity Financing occurs before this instrument terminates ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 185,000	3.00%	10/07/2019	10/07/2022	5,550	17,958	185,000	-	202,958	5,550	12,408	-	$ 185,000	197,408
Convertible Promissory Note - Lawrence Lubbers	$ 25,000	1.50%	10/1/2019	9/30/2021	375	1,220	25,000		26,220	375	845	25,000	$ -	25,845
Total					$ 5,550	$ 17,958	$ 210,000	$ -	$ 202,958	$ 5,550	$ 12,408	$ 25,000	$ 185,000	$ 197,408

The convertible notes are convertible into units at a conversion price. The conversion price the lesser of: (i) the purchase price paid by the purchasers of the Equity Securities issued in the Qualified Financing, reduced by the Discount Rate; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the Initial Closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

On October 1, 2019, the Company entered into Convertible Note agreement with one of the members, Lawrence Lubbers, in the amount of $25,000. For the first year of the Term, interest shall accrue at a rate of 1.5% per annum. For the second year of the Term, interest shall accrue at a rate of 3% per annum. Interest will commence on October 1, 2019. If not pre-paid, the total amount of interest paid under this Note shall be $1,125, bringing the total amount to be paid under this Note to $26,125. As of December 31, 2022, and December 31, 2021, the outstanding balance of the note is $25,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 20, 2023, which is the date the financial statements were available to be issued.

In March of 2023, the Company issued Convertible Notes in the amount of $500,000.

On March 16, 2023, the Company was converted from an Arizona LLC to a Delaware Corp. The Company is authorized to issue 10,000,000 shares at a par value of $0.0001.

The Company paid off the loan received from Capchase and SBFS (Rapid Finance).

SBA PPP Loans in the amount of $171,469 have been forgiven in full.

There have been no other events or transactions during this time which would have a material effect on these financial statements.